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Cameco announces 2021 financial results; 50% increase to 2022 dividend aligned with 70 million pounds of long-term contracting and improving market fundamentals; Next phase of its supply discipline begins while awaiting further market improvements and contracting progress

Saskatoon, Saskatchewan, Canada, February 9, 2022 ..    .    .    .    .    .    .    .    .    .     ..    .    .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the fourth quarter and year ended December 31, 2021 in accordance with International Financial Reporting Standards (IFRS).

“Our results reflect the very deliberate execution of our strategy of full-cycle value capture. We have been undertaking work to ensure we have operational flexibility, we are aligning our production decisions with the market fundamentals and our contracting portfolio, and we have been financially disciplined. Since 2016, with our planned and unplanned production cuts, inventory reduction and market purchases, we have removed more than 190 million pounds of uranium from the market, which we believe has contributed to the security of supply concerns in our industry,” said Tim Gitzel, Cameco’s president and CEO.

“In alignment with 70 million pounds of additional long-term contracts added to our portfolio since the beginning of 2021 and the improving market sentiment that provides us with leverage to higher prices under our market-related contracts and for our unencumbered productive capacity, we are pleased to announce that it is time for Cameco to proceed with the next phase of our supply discipline decisions. And it is time to reward those who have supported our strategy. We are laying claim to our tier-one incumbency advantage as we further position the company to capture the value we expect to come from the growing demand for nuclear energy driven by the increasingly undeniable conclusion that it must be an essential part of the clean-energy transition.

“Our plan in no way represents an end to our supply discipline. What we are contemplating for our supply discipline still represents a much greater reduction than any other producer has made. In fact, we are continuing with indefinite supply discipline. Our plan includes both McArthur River/Key Lake and Cigar Lake operating at less than licensed capacity starting in 2024. We are taking a portfolio approach to our supply discipline. In 2021, we were operating at about 75% below productive capacity (100% basis), which came at a significant cost to our business. By 2024, we plan to be operating at about 40% below productive capacity (100% basis). This will remain our production plan until we see further improvements in the uranium market and have made further progress in securing the appropriate homes for our unencumbered, in-ground inventory under long-term contracts, once again demonstrating that we are a responsible supplier of uranium fuel.

“Starting in 2024, it is our plan to produce 15 million pounds per year (100% basis) at McArthur River/Key Lake, 40% below the annual licensed capacity of the operation. At that time, we plan to reduce production at Cigar Lake to 13.5 million pounds per year (100% basis), 25% below its annual licensed capacity, for a combined reduction of 33% of licensed capacity at the two operations. In addition, we plan to keep our tier-two assets on care and maintenance, and production at Inkai will continue to follow the 20% reduction until the end of 2023 unless Kazatomprom further extends its supply reductions.

“It will take us some time to transition McArthur River/Key Lake from care and maintenance to its planned production capacity as we complete critical automation, digitization and other projects, execute maintenance readiness checks, and achieve sufficient recruitment and training. Until we achieve a reasonable production rate, we expect to incur operational readiness costs, which will be expensed directly to cost of sales. In 2022, we could produce up to 5 million pounds (100% basis) depending on our success in completing operational readiness activities and managing the potential risks of the COVID-19 pandemic and related supply chain challenges. We will continue to meet our sales commitments from a combination of lower-cost production, inventory and purchases in order to maximize the value of our sales portfolio. As we ramp up to our 2024 planned production capacity, we expect to see a significant improvement in our earnings and cash flow.

“Our total planned production in 2022 continues to face risks due to the ongoing COVID-19 pandemic, and related global supply chain disruptions, including at Cigar Lake where we expect to produce 15 million pounds (100% basis), which is 20% below licensed capacity, and at Inkai in Kazakhstan.

“Thanks to our deliberate actions and conservative financial management we have been and continue to be resilient. With $1.3 billion in cash and cash equivalents and short-term investments on our balance sheet, improving fundamentals for our business and our decision to prepare McArthur River/Key Lake for production, we have line of sight to a significant improvement in our future financial performance. Our strong balance sheet positions us well to self-manage risk, including any global macro-economic uncertainty and volatility that may arise. Therefore, we are pleased to announce that our board has approved a 50% increase to our annual dividend for 2022. In December 2022 we will pay an annual dividend of $0.12 per common share, up from $0.08 per common share.

“Our vision of ‘energizing a clean-air world’ recognizes that we have an important role to play in enabling the vast reductions in greenhouse gas emissions required to accomplish the targets being set by countries and companies around the world to achieve a resilient, net-zero carbon economy. We have operating and idle tier-one assets that are licensed, permitted, long-lived, are proven reliable, and that have expansion capacity. These tier-one assets are backed up by idle tier-two assets and what we think is the best exploration portfolio that leverages existing infrastructure. We are vertically integrated across the nuclear fuel cycle. We have locked in significant value for the fuel services segment of our business in the recent price transition in the conversion market and we are exploring opportunities to further our reach in the nuclear fuel cycle and in innovative, non-traditional commercial uses of nuclear power in Canada and around the world.

“We are optimistic about Cameco’s role in capturing long-term value across the fuel chain and supporting the transition to a net-zero carbon economy. We believe we have the right strategy to achieve our vision and we will do so in a manner that reflects our values. For over 30 years, we have been delivering our products responsibly. Sustainability is at the heart of what we do. Embedded in all our decisions is a commitment to addressing the environmental, social and governance risks and opportunities that we believe will make our business sustainable over the long term.”

Summary of Q4 and 2021 results and developments:

•

Fourth quarter net earnings of $11 million; adjusted net earnings of $23 million: Fourth quarter results are driven by normal quarterly variations in contract deliveries and the continued execution of our strategy. Adjusted net earnings is a non-IFRS measure, see page 5.

•

Annual net loss of $103 million; adjusted net loss of $98 million: Annual results were driven by the continued execution of our strategy and the proactive measures taken due to the COVID-19 pandemic. Adjusted net earnings is a non-IFRS measure, see page 5.

•

COVID-19 pandemic: The health and safety of our workers, their families and their communities continues to be the priority in all our plans. As a result of the four-month precautionary production suspension at our Cigar Lake operation, in our uranium segment we produced only 6.1 million pounds (our share) in 2021, well below our committed sales. Additionally, we incurred $40 million more in care and maintenance costs than those we had planned for. Partially offsetting these costs was the receipt of about $21 million under the Canada Emergency Wage Subsidy program.

•

Received dividends from JV Inkai: In 2021, we received dividend payments from JV Inkai totaling $40 million (US). JV Inkai distributes excess cash, net of working capital requirements, to the partners as dividends. See Uranium – Tier-one operations – Inkai in our 2021 annual MD&A.

•

Contracting continues in strengthened price environment: In our uranium segment, since the beginning of 2021, we have been successful in adding 70 million pounds to our portfolio of long-term uranium contracts, bringing the total volumes added since 2016 to about 185 million pounds. Nevertheless, we maintain leverage to higher prices with significant unencumbered future productive capacity and a large and growing pipeline of uranium business under discussion. However, we are being strategically patient in our discussions to capture as much value as possible in our contract portfolio. In addition to the off-market contracting interest, there has been a re-emergence of on-market requests for proposals from utilities looking to secure their future requirements.

•

Strong balance sheet: As of December 31, 2021, we had $1.3 billion in cash and cash equivalents and short-term investments and $996 million in long-term debt. In addition, we have a $1 billion undrawn credit facility.

•

Tax dispute: In the fourth quarter we filed a notice of appeal with the Tax Court of Canada (Tax Court) in our dispute with Canada Revenue Agency (CRA) to have our $777 million in cash and letters of credit returned. See Transfer Pricing Dispute in our 2021 annual MD&A.

•

Next phase of our supply discipline strategy: Continuing to align our production decisions with the market conditions and our long-term contract portfolio, starting in 2024, we plan for our share of production to be about 45% below our productive capacity. Productive capacity includes licensed capacity at Cigar Lake and McArthur River/Key Lake, and it includes planned production volumes at Rabbit Lake and our US operations prior to curtailment in 2016. In addition, at Inkai, we will continue to follow the 20% reduction until the end of 2023 as announced by Kazatomprom. This will remain our production plan until we see further improvements in the uranium market and contracting progress, demonstrating that we continue to be a responsible supplier of uranium fuel.

•

2022 guidance provided: Our outlook for 2022 reflects the expenditures necessary to help us achieve our strategy, including the ramp-up to the planned production of 15 million pounds per year (100% basis) at McArthur River/Key Lake by 2024. As in prior years, we will incur care and maintenance costs for the ongoing suspension of our tier-two assets, which are expected to be between $50 million and $60 million. We also expect to incur between $15 million and $17 million per month at McArthur River/Key Lake in operational readiness costs which will be expensed directly to cost of sales until we achieve a reasonable production rate. Operational readiness costs include all of the costs associated with care and maintenance in addition to the costs to complete critical projects, perform maintenance readiness checks, and recruit and train sufficient mine and mill personnel before beginning operations.

•

Over the course of 2022 and 2023, we will undertake all the activities necessary to ramp up at McArthur River/Key Lake to the planned 2024 production. As a result, in 2022, we could produce up to 5 million pounds (100% basis).

•	At Cigar Lake, we expect production of 15 million pounds (100% basis) in 2022.

•

The production outlook reflects the expected impact of the delays and deferrals to development work at Cigar Lake in 2021 and the ongoing pandemic and supply chain challenges we are currently experiencing at all our operations.

See Outlook for 2022 in our 2021 annual MD&A for more information.

•

50% increase to 2022 dividend announced: As a result of our deliberate actions and conservative financial management we have been and continue to be resilient. With a strong balance sheet, improving fundamentals for our business, a growing contract portfolio, and our decision to prepare McArthur River/Key Lake to be operationally ready, we have line of sight to a significant improvement in our future earnings and cash flow. Therefore, for 2022, we are increasing our annual dividend. An annual dividend of $0.12 per common share has been declared, payable on December 15, 2022 to shareholders of record on November 30, 2022.

•

Greater focus on technology and its applications: We continue our focus on innovation and accelerating the adoption of advanced digital and automation technologies to allow us to operate our assets with more flexibility.

•

Clean-energy innovation: In 2021, we increased our interest in Global Laser Enrichment LLC (GLE) from 24% to 49% and signed a number of non-binding arrangements to explore several areas of cooperation to advance the commercialization and deployment of small modular reactors (SMRs) in Canada and around the world. This furthers our commitment to responsibly and sustainably manage our business and increase our contributions to global climate change solutions by exploring other emerging and non-traditional opportunities within the fuel cycle.

Consolidated financial results

	THREE MONTHS ENDED		YEAR ENDED
CONSOLIDATED HIGHLIGHTS	DECEMBER 31		DECEMBER 31
($ MILLIONS EXCEPT WHERE INDICATED)	2021	2020	2021	2020
Revenue	465	550	1,475	1,800
Gross profit	56	109	2	106
Net earnings (loss) attributable to equity holders	11	80	(103)	(53)
$ per common share (basic)	0.03	0.20	(0.26)	(0.13)
$ per common share (diluted)	0.03	0.20	(0.26)	(0.13)
Adjusted net earnings (loss) (non-IFRS, see page 5)	23	48	(98)	(66)
$ per common share (adjusted and diluted)	0.06	0.12	(0.25)	(0.17)
Cash provided by operations	59	257	458	57

The 2021 annual financial statements have been audited; however, the 2020 fourth quarter and 2021 fourth quarter financial information presented is unaudited. You can find a copy of our 2021 annual MD&A and our 2021 audited financial statements on our website at cameco.com.

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 5) in the three months and year ended December 31, 2021, compared to the same period in 2020.

	CHANGES IN EARNINGS	THREE MONTHS ENDED DECEMBER 31		YEAR ENDED DECEMBER 31
	($ MILLIONS)	IFRS	ADJUSTED	IFRS	ADJUSTED
	Net earnings (losses) - 2020	80	48	(53)	(66)

	Change in gross profit by segment
(we calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)

Uranium	Lower sales volume	(20)	(20)	(4)	(4)
	Higher realized prices ($US)	10	10	5	5
	Foreign exchange impact on realized prices	(13)	(13)	(72)	(72)
	Higher costs	(47)	(47)	(55)	(55)

	change – uranium	(70)	(70)	(126)	(126)

Fuel services	Higher sales volume	4	4	1	1
	Higher realized prices ($Cdn)	11	11	23	23
	Higher costs	—	—	(2)	(2)

	change – fuel services	15	15	22	22

	Other changes
	Lower administration expenditures	8	8	17	17
	Lower exploration expenditures	1	1	3	3
	Change in reclamation provisions	(10)	—	32	—
	Change in gains or losses on derivatives	(35)	13	(24)	34
	Change in foreign exchange gains or losses	7	7	(14)	(14)
	Change in earnings from equity-accounted investments	16	16	32	32
	Redemption of Series E debentures in 2020	24	24	24	24
	Canadian Emergency Wage Subsidy	(37)	(37)	(16)	(16)
	Change in income tax recovery or expense	19	5	15	7
	Other	(7)	(7)	(15)	(15)

	Net earnings (losses) - 2021	11	23	(103)	(98)

Non-IFRS measures

ADJUSTED NET EARNINGS

Adjusted net earnings (ANE) is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS financial measure). We use this measure as a more meaningful way to compare our financial performance from period to period. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to better reflect the underlying financial performance for the reporting period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is one of the targets that we measure to form the basis for a portion of annual employee and executive compensation (see Measuring our results in our 2021 annual MD&A).

In calculating ANE we adjust for derivatives. We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on all hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market). However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period. See Foreign exchange in our 2021 annual MD&A for more information.

We also adjust for changes to our reclamation provisions that flow directly through earnings. Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 15 of our annual financial statements for more information. This amount has been excluded from our ANE measure.

Adjusted net earnings is a non-IFRS financial measure and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with our net earnings for the three months and years ended December 31, 2021 and 2020.

	THREE MONTHS ENDED		YEAR ENDED
	DECEMBER 31		DECEMBER 31
($ MILLIONS)	2021	2020	2021	2020
Net earnings (loss) attributable to equity holders	11	80	(103)	(53)

Adjustments
Adjustments on derivatives	5	(43)	13	(45)
Adjustments on other operating expense (income)	10	—	(8)	24
Income taxes on adjustments	(3)	11	—	8

Adjusted net earnings (loss)	23	48	(98)	(66)

Selected segmented highlights

			THREE MONTHS ENDED			YEAR ENDED
			DECEMBER 31			DECEMBER 31
HIGHLIGHTS			2021	2020	CHANGE	2021	2020	CHANGE
Uranium	Production volume (million lbs)		2.8	2.8	—	6.1	5.0	22%
	Sales volume (million lbs)		6.5	8.6	(24)%	24.3	30.7	(21)%
	Average realized price[1]	($US/lb)	39.65	38.43	3%	34.53	34.39	—
		($Cdn/lb)	49.94	50.40	(1)%	43.34	46.13	(6)%
	Revenue ($ millions)		323	436	(26)%	1,055	1,416	(25)%
	Gross profit (loss) ($ millions)		10	80	(88)%	(108)	18	>(100%)
Fuel services	Production volume (million kgU)		3.1	3.3	(6)%	12.1	11.7	3%
	Sales volume (million kgU)		4.9	4.4	11%	13.6	13.5	1%
	Average realized price [2]	($Cdn/kgU)	28.80	26.29	10%	29.72	27.89	7%
	Revenue ($ millions)		140	115	22%	404	377	7%

	Gross profit ($ millions)		46	32	44%	118	96	23%

[1]	Uranium average realized price is calculated as the revenue from sales of uranium concentrate, transportation and storage fees divided by the volume of uranium concentrates sold.
[2]

Fuel services average realized price is calculated as revenue from the sale of conversion and fabrication services, including fuel bundles and reactor components, transportation and storage fees divided by the volumes sold.

Management’s discussion and analysis (MD&A) and financial statements

The 2021 annual MD&A and consolidated financial statements provide a detailed explanation of our operating results for the three and twelve months ended December 31, 2021, as compared to the same periods last year, and our outlook for 2022. This news release should be read in conjunction with these documents, as well as our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR at sedar.com, and on EDGAR at sec.gov/edgar.shtml.

Qualified persons

The technical and scientific information discussed in this document for our material properties McArthur River/Key Lake, Cigar Lake and Inkai was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE

•	Greg Murdock, general manager, McArthur River/Key Lake, Cameco

CIGAR LAKE

•	Lloyd Rowson, general manager, Cigar Lake, Cameco

INKAI

•	Sergey Ivanov, deputy director general, technical services, Cameco Kazakhstan LLP

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect.

Examples of forward-looking information in this news release include: our views regarding uranium market fundamentals and improving market sentiment; our expectation of capturing value from a growing demand for nuclear energy and its role in a transition to clean energy, the reduction of greenhouse gas emissions and achieving a net-zero carbon economy; our continuing commitment to our supply discipline strategy; our expectations regarding future operating and production for Cigar Lake and McArthur River/Key Lake and our ability to take the necessary steps to do so; our intention to keep our tier-two assets on care and maintenance, and expectation that production levels at Inkai will continue to be reduced until the end of 2023, unless Kazatomprom further extends its supply reductions; our intention to maintain our announced production plan pending further improvements in the uranium market and progress in our long-term contracting; our expectations regarding improvement in our earnings and cash flow as we transition McArthur River/Key Lake to its planned production capacity; our expectation of continuing to meet sales commitments from a combination of production, inventory and purchases, and sourcing more committed sales from lower-cost produced pounds; our expectations that in 2022 we could produce up to 5 million pounds (100% basis) of uranium at McArthur River/Key Lake, and 15 million pounds (100% basis) at Cigar Lake; our plan for our share of production to be at about 45% below our productive capacity starting in 2024, including a ramp-up to planned production of 15 million pounds per year (100% basis), or 40% below its annual licensed capacity, at McArthur River/Key Lake by 2024, and our plan to reduce production at Cigar Lake to 13.5 million pounds per year (100% basis), or 25% below its annual licensed capacity; the expected care and maintenance costs relating to the ongoing suspension of our tier-two assets, and expected operational readiness costs at McArthur River/Key Lake; our anticipation that we will continue to be resilient, be able to take advantage of improving fundamentals and the potential for significant improvement in our financial performance; our expectation that we are well-positioned to self-manage risk; our intention to pay an annual dividend of $0.12 per common share in December 2022; our commitment to addressing environmental, social and governance risks and opportunities that we believe will make our business sustainable; the priority in all our plans of the health and safety of our workers, their families and their communities through the COVID-19 pandemic; our focus on innovation and accelerating the adoption of advanced technologies; and the expected date for announcement of our 2022 first quarter results.

Material risks that could lead to different results include: unexpected changes in uranium supply, demand, long-term contracting, and prices; changes in consumer demand for nuclear power and uranium as a result of changing societal views and objectives regarding nuclear power, electrification and decarbonization; the risk that we may not continue with our supply discipline strategy; the risk that we may not be able to implement changes to future operating and production levels for Cigar Lake and McArthur River/Key Lake to the planned levels within the expected timeframes, or that the costs involved in doing so, or the costs associated with care and maintenance activities, exceed our expectations; the risk that production levels at Inkai may not be at expected levels; the risk that our earnings and cash flow may not improve to the extent expected as a result of achieving planned production capacity levels; the risk that we may not be able to meet sales commitments for any reason, or may not be able to source committed sales from lower-cost produced pounds as expected; the risk that we may not be able to continue to be resilient or take advantage of improving fundamentals to improve our financial performance; the risks to our business associated with the ongoing COVID-19 pandemic, related global supply chain disruptions, global economic uncertainty and volatility; risks to Inkai arising from recent and potential future political unrest in Kazakhstan; the risk that we may not be able to implement our business objectives in a manner consistent with our environmental, social, governance and other values; the risk that the strategy we are pursuing may prove unsuccessful, or that we may not be able to execute it successfully; the risk that we may become unable to pay our 2022 annual dividend; the risk that we may not be successful in pursuing innovation or implementing advanced technologies; and the risk that we may be delayed in announcing our future financial results.

In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: uranium demand, supply, consumption, long-term contracting, growth in the demand for and global public acceptance of nuclear energy, and prices; our production, purchases, sales, deliveries and costs; the market conditions and other factors upon which we have based our future plans and forecasts; the success of our plans and strategies, including planned operating and production changes; the absence of new and adverse government regulations, policies or decisions; that there will not be any significant unanticipated adverse consequences to our business of the ongoing COVID-19 pandemic, supply disruptions, and economic or political uncertainty and volatility; and our ability to announce future financial results when expected.

Please also review the discussion in our 2021 annual MD&A and most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our fourth quarter conference call on Wednesday, February 9, 2022 at 8:00 a.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial (800) 319-4610 (Canada and US) or (604) 638-5340. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, March 9, 2022, by calling (800) 319-6413 (Canada and US) or (604) 638-9010 (Passcode 8216)

2022 first quarter report release date

We plan to announce our 2022 first quarter results before markets open on May 11, 2022.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate power in safe, reliable, carbon-free nuclear reactors. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

- End –

Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Jeff Hryhoriw

306-385-5221

jeff_hryhoriw@cameco.com